Exhibit 99.1

Hollinger Inc.
Status Update: February 23, 2007

TORONTO, Ontario, February 23, 2007 - Hollinger Inc. ("Hollinger" or the "Company") (TSX:HLG.C) (TSX:HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order, as amended (the "MCTO"), was issued. These guidelines contemplate that Hollinger will provide bi-weekly updates on its affairs until such time as the MCTO is revoked. Reference should be made to Status Updates and other press releases that have been previously filed by Hollinger and which are available on SEDAR at www.sedar.com.

Recent Events

On February 14, 2007, the Company, filed a Schedule 13D with the United States Securities and Exchange Commission in respect of its shareholdings in Sun-Times Media Group, Inc. ("STMG").  The Schedule 13D filing can be found on EDGAR. The Schedule 13D filing states in part:

[The Company is] considering proposing changes to the Board of Directors of [STMG] (other than with respect to the Special Committee of the Board of Directors), including nominating one or more members to the Board of Directors of [STMG] and voting all of their shares of Class A Common Stock and Class B Common Stock in favor of such nominee or nominees. As of the date hereof, none of the current members of the Board of Directors of [STMG] were nominated by [the Company].

On an on-going basis, [the Company] expect[s] to consider and evaluate the alternatives available with respect to their investment in [STMG] to enhance and maximize value for all shareholders and other stakeholders of Hollinger (which alternatives may include proposing changes to the Board of Directors of [STMG] (other than with respect to the Special Committee of the Board of Directors) and seeking representation on the Board of Directors of [STMG]). [The Company has]in the past engaged, and may from time-to-time in the future engage, in discussions with the management and other representatives of [STMG], as well as other shareholders of [STMG], regarding [STMG]'s business and operations, [STMG]'s strategic plan and other matters.

On February 15, 2007, the Ontario Superior Court of Justice issued a decision permitting the Receiver (as defined below) to file "a payments report" once it is finalized. The payments report will report on and analyze the monies received by and distributions made by The Ravelston Corporation Limited during the period of January 3, 2002 to April 20, 2005, by Ravelston Management Inc. (RMI) during the period of July 3, 2002 to April 20, 2005 and by Argus Corporation Limited (Argus) during the period of January 1, 1999 to April 30, 2005. Conrad M. Black has filed a Notice of Appeal with the Court of Appeal for Ontario appealing this decision.

As reported in the Status Update of February 9, 2007, Conrad M. Black and Conrad Black Capital Corporation filed a Notice of Appeal with the Court of Appeal for Ontario appealing the decision of the Ontario Superior Court of Justice approving the recent plea agreement entered into between RSM Richter Inc. and the United States Department of Justice. Peter G. White and Peter G. White Management Limited have also filed a Notice of Appeal on February 19, 2007. These appeals will be heard by the Court of Appeal on Monday, February 26, 2007.

Financial Statements

As previously announced, the Company has obtained a decision dated December 7, 2006 from certain Canadian securities regulatory authorities which, among other things, permits the Company to file financial statements for periods ending on or after December 31, 2003 using the fair value basis. The Company intends, in the near future, to finalize and file financial statements for the financial years ended December 31, 2003, 2004, and 2005 and March 31, 2006. The Company also intends, in the near future to finalize and file interim financial statements for the current fiscal year and other continuous disclosure documents with a view to bringing its disclosure filings current and compliant with applicable law. Once these documents are filed, the Company will apply to the Ontario Securities Commission for the revocation of the MCTO. The Company is required by the recent decision to complete its filings within 90 days of the date of the decision.

Supplemental Financial Information

As of the close of business on February 16, 2007, Hollinger and its subsidiaries - other than Sun-Times and its subsidiaries - had approximately US$29.9 million of cash or cash equivalents on hand, including restricted cash, other than as described separately below. At that date, Hollinger owned, directly or indirectly, 782,923 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Sun-Times. Based on the February 16, 2007 closing price of the shares of Class A Common Stock of Sun-Times on the NYSE of US$4.31, the market value of Hollinger's direct and indirect holdings in Sun-Times was US$68.0 million. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Sun-Times is being held in escrow in support of future retractions of its Series II Preference Shares. All of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Sun-Times is pledged as security in connection with the senior notes (the "Senior Notes") and the second senior notes (the "Second Senior Notes"). In addition to the cash or cash equivalents on hand noted above, Hollinger has previously deposited approximately C$8.8 million in trust with the law firm of Aird & Berlis LLP, as trustee, in support of certain obligations Hollinger may have indemnified to six former independent directors and two current officers. In addition, C$762,000 has been deposited in escrow with the law firm of Davies Ward Phillips & Vineberg LLP in support of the obligations of a certain Hollinger subsidiary.

As of February 16, 2007, there was approximately US$64.6 million aggregate collateral securing the US$78 million principal amount of the Senior Notes and the US$15 million principal amount of the Second Senior Notes outstanding. Hollinger is current on all payments due under its outstanding Senior Notes and Second Senior Notes (collectively, the "Notes"). However, it is non-compliant under the Indentures governing the Notes with respect to certain financial reporting obligations and other covenants arising from the insolvency proceedings of the Ravelston Entities (as defined below). To date, neither the trustee under the Indentures nor the holders of the Notes have taken any action as a result of such defaults.

Ravelston Receivership and CCAA Proceedings

On April 20, 2005, the Court issued two orders by which Ravelston and RMI were: (i) placed in receivership pursuant to the Bankruptcy & Insolvency Act (Canada) and the Courts of Justice Act (Ontario) (the "Receivership Order"); and (ii) granted protection pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA Order"). Pursuant thereto, RSM Richter Inc. was appointed receiver and manager of all of the property, assets and undertakings of Ravelston and RMI. Ravelston holds approximately 16.5% of the outstanding Retractable Common Shares of Hollinger. On May 18, 2005, the Court further ordered that the Receivership Order and the CCAA Order be extended to include Argus and its five subsidiary companies which collectively own, directly or indirectly, 61.8% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger (collectively, Argus and its five subsidiary companies, as well as Ravelston and RMI are referred to as the "Ravelston Entities". On June 12, 2006, the Court appointed RSM Richter Inc. as receiver and manager and interim receiver of all the property, assets and undertaking of Argent News Inc., a wholly owned subsidiary of Ravelston. The Ravelston Entities own, in aggregate, approximately 78% of the outstanding Retractable Common Shares and approximately 4% of the Series II Preference Shares of Hollinger. The Court has extended the stay of proceedings against the Ravelston Entities to June 8, 2007.

Company Profile

Hollinger's principal asset is its direct and indirect holdings of approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a media company with assets which include the Chicago Sun-Times newspaper, Suntimes.com and a number of community newspapers and websites serving communities in the Chicago area. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com